

Mail Stop 6010

September 4, 2008

<u>VIA U.S. MAIL and FACSIMILE: (305) 358-7095</u>

Mr. Mingfei Yang
Chief Financial Officer
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

> **RE:   China INSOnline Corp.**
> **Form 10-QSB for the fiscal quarter ended March 31, 2008**
> **Filed May 15, 2008**
> **Form 8-K dated December 18, 2007**
> **File No. 000-20532**

Dear Mr. Yang:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.      We refer to your responses to prior comments 1, 4 and 18.  To help us understand
        the theory you have applied in determining the appropriate financial statements to
        be included in your filings please respond to the following:

        • Please tell us whether Rise and Glow and ZYTX were under common control,
          as that notion is defined in GAAP, when the Consulting Agreement and
          transaction documents were executed in September 2007.  Please explain the
          basis for your conclusion.

        • Please provide us a history of the ownership of ZYTX and Rise and Glow.

        • If Rise and Glow and ZYTX were under common control, please tell us how
          you considered that fact in concluding that you should not present
          consolidated financial statements for Rise and Glow that include the accounts
          of the ZYTX and ZBDT (from their respective inception dates) for all of the
          periods required to be included in the Form 8-K.  Also respond with respect to
          the financial statements included in subsequent the Forms 10-Q for the
          recapitalized entity.  That is, please explain how the transactions between Rise
          and Glow, ZBDT and ZYTX are not a reorganization of companies under
          common control.  Refer to paragraphs D11 through D18 of SFAS 141.

        • In your response to comment 1 we see your statement that "ZYTX represents
          the significant operations in the reverse merger with Dexterity Surgical, Inc.
          and since the Transaction Documents with R&G and ZBDT were subsequent
          to the June 30, 2007 audited reporting period, the accounts of R&G  were not
          included in the June 30, 2007 audited financial statements."  While we
          understand that Rise and Glow is a holding company, that entity is the
          accounting acquirer in the transaction with Dexterity as described in your
          filings.  Please explain to us the basis in GAAP and in our rules for not
          including the audited consolidated financial statements of the accounting
          acquirer in the Form 8-K for all required periods.

        • Your response to comment 4 states "the consolidated financial statements of
          R&G could only reflect business activity occurring on or after September 28,
          2007" apparently because the transaction documents with ZYTX were not
          signed until that date. We see a similar theory advanced in response to
          comment 18 where you state "Prior to the formation of ZBDT on September
          6, 2007, R&G had no operations and prior to September 28, 2007, neither
          R&G nor ZYTX had any significant operations."  Please tell us how these
          statements and the theory expressed in the two responses are consistent with
          the financial statement presentation for the three months ended September 30,
          2007 as included in the Form 8-K filed to report the reverse merger.  Those
          financial statements, which are identified as consolidated financial statements
          of Rise and Glow, appear to include the accounts ZYTX for the entire three
          month period ended September 30, 2007 and not just for the final two days of
          the quarter.

- Based on your Forms 10-Q (for December 31, 2007 and March 31, 2008) and the consolidated financial statements for Rise and Glow for the three months ended September 30, 2007 (as included in the Form 8-K), it appears that your consolidated operating results include the results of operations of ZYTX for the entire nine month period ended March 31, 2008. In light of the presentation for the year to date period of fiscal 2008, please further explain why you believe that it is not feasible to present the relevant comparative information for the prior comparative periods in the Forms 10-Q. Explain to us how you have applied consistent logic.

- You state in response to comment 18 that "Prior to the formation of ZBDT on September 6, 2007, R&G had no operations and prior to September 28, 2007, neither R&G nor ZYTX had any significant operations." In light of the financial statements included in the Form 8-K, please tell us why you believe that ZYTX had no significant operations prior to September 28, 2007. Please also explain why you believe that the formation of ZBDT, a holding company formed and owned by Rise and Glow, is a substantive accounting event in light of the apparent common ownership between ZYTX and Rise and Glow.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant